EXHIBIT 8

LIST OF SUBSIDIARIES

We have the following principal operating subsidiaries*:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Itamar Medical, Inc.	Delaware, United States	100%
Itamar Medical Japan Co. Ltd.*	Japan	100%
I.M.E. 2016 B.V.	Netherlands	100%

* Currently in the process of dissolution.